# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WORK Medical Technology Group LTD, CIK 0001929783
CUSIP: G9767H125
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1/88 COOK ST, 1/88 COOK ST, AUCKLAND CITY, New Zealand (Q2), 1001
Date of event which requires filing of this statement: 06/05/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002114899-26-000001
Filed by CIK 0002114899

## Reporting persons
- Trillium Trading, LLC

## Item 1. Issuer
Name of issuer: WORK Medical Technology Group LTD
Address of issuer's principal executive offices: 1/88 COOK ST, 1/88 COOK ST, AUCKLAND CITY, NEW ZEALAND, 1001.

## Item 2. Person Filing
Name of person filing: Trillium Trading, LLC
Address of principal business office or, if none, residence: 417 Fifth Avenue, New York, New York 10016
Citizenship: Limited liability company organized under the laws of the State of Delaware, United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Trillium Trading, LLC: Louis Capone, Compliance Officer (06/09/2026)